Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated and unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K. For additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form 20-F, which includes the consolidated audited financial statements for the year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2024. This discussion and analysis and other parts of this Form 6-K contain forward-looking statements reflecting our current expectations that involve risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those discussed below and identified elsewhere in this Report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We, through our Operating Subsidiaries, are a Hong Kong-based financial services provider principally engaged in the provision of advisory services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. Our business is carried out through our wholly owned Operating Subsidiaries: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is also a participant of the SEHK and HKSCC and holds one trading right with SEHK. Our diversified business portfolio allows us to create synergies between our business lines, generate new business opportunities for each business segment and provide integrated financial services to our customers.

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our unaudited condensed consolidated financial statements for the six months ended September 30, 2024, 2023 and 2022, included in this Form 6-K.

Our revenues were US$704,339, US$750,626 and US$1,180,102 for the six months ended September 30, 2024, 2023 and 2022, respectively, We, recorded net loss of US$3,274,725, US$751,660 and US$562,582 for the six months ended September 30, 2024, 2023 and 2022, respectively. We plan to keep our business growing by strengthening our securities brokerage, introduction and referral services, underwriting and placement services and continue to source potential customers for our asset management business and margin financing services.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for financial services, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, the following company-specific factors can directly affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

Our brokerage commissions mainly depend upon the trading volume. Trading volume would continue to be affected by factors such as changes in customers’ sentiment, perception and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Fluctuations in the trading volume by our customers may impact our financial performance, and there is no assurance that we will be able to maintain or improve our relationship with our customers and they may terminate their respective relationship with us at any time.

Similarly, our mandates for the underwriting and placement activities are negotiated on a project-by-project basis with our customers. Revenue generated from our services may fluctuate from time to time and may not recur. There is also no assurance that the customers which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements.

Our ability to earn diversified and stable sources of revenue from our different lines of services

We believe that the complementary nature of our different lines of business creates synergy and enables us to generate a diversified and stable source of income. We are able to leverage on our existing pool of securities trading customers when acting as book-runner, lead manager, underwriter or placing agent in placing and underwriting engagements in that our securities trading services act as a channel for procuring suitable investors to subscribe for securities offered under placing and underwriting projects undertaken by us. With our placing and underwriting business, we believe that there will be growing demand for our securities trading services from customers who would like to benefit from trading opportunities gained through access to allocations granted to us (for subscriptions and acquisitions of securities) under underwriting and placement projects undertaken by us. Our asset management services provide professional insights and investment advice for our customers to allocate their asset portfolios and diversify their investment risk. Our asset management services further enhance the growth of our securities brokerage and financing services, especially amongst the high-net-worth customers, which allow us to create cross-selling opportunities, optimize customer service coverage and grow a group of loyal customer base to achieve business growth. However, these business strategies and synergies are subject to uncertainty. There is no assurance that the diversification of our business can be implemented successfully or the synergies between different businesses can be materialized which may in return affect our results of operations.

Our ability to effectively improve technology infrastructure

Our technology infrastructure capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business and to develop new features and services for our users and customers. We plan to upgrade our portfolio management system and trading system to further streamline the efficiency, convenience, and comprehensiveness of our trading system and provide our customers with a user-friendly interface to ensure that they can securely manage their wealth portfolios with ease. Furthermore, with our ongoing objective to remain competitive and to facilitate the expansion of service offering, we intend to (i) subscribe to a new integrated system comprising both portfolio management and risk management functions, including but not limited to features such as managing security, redundancy, disaster recovery and database administration as well as providing market data (such as corporate actions, massive correlation, dividend tables, and volatility datasets); (ii) subscribe to a new customer relationship management system with the aim of enhancing customer satisfaction; (iii) subscribe to a new business continuity planning service (which includes data management and cloud storage archiving) and co-location service as a back-up workplace in case there is any disruption to our office; and (iv) subscribe to market information and data to enhance our analytical and research capabilities to support our asset management and underwriting and placement services. Subsequent to our initial public offering on December 1, 2023, we have been subscribing to various IT solutions for the upgrade and improvement of our technology infrastructure. However, there is no assurance that the upgrade or improvement will be error-free, which may, in turn, affect our business plan, competitiveness, and results of operations. Our technology infrastructure capabilities will continue to play a critical role in driving our results of operations.

Our ability to meet the regulatory requirements to provide brokerage and other financial services in Hong Kong

Brokerage and other financial services are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the SFO, under the supervision of the HKSFC. Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

If any of our HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase in the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us; or (ii) suspension or revocation of some or all of our registrations or licenses for carrying on our business activities. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected. Further, HKSFC may amend, supplement and/or modify the requirements on licensed corporations as it considers necessary for the proper regulation of the Hong Kong securities and futures market. Any such change or tightening of regulations and/or requirements on licensed corporations (which may involve an amendment to applicable laws, regulations and guidelines) may (i) require us to incur additional costs for compliance; and (ii) potentially affect our ability to carry on our existing regulated activities.

Our ability to retain employees or brokers who have strong relationships with our customers

We materially rely on our experienced employees and brokers to provide reliable and quality financial services to our customers, and believe that our experienced employees and brokers have developed strong relationships with our customers through their ability to provide personalized services through understanding customers’ needs. In addition to maintaining relationships with existing clients, we also rely on them to generate customer referrals. There is however no guarantee that they will or are willing to continue to serve us. Where they determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement, our operating performance and financial results may be materially and adversely affected.

Competition in the financial services industry in Hong Kong

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to us. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of the COVID-19 and other pandemics

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19, and other potential pandemics, may impact our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and other potential pandemics and the actions to contain these pandemics or treat their impact, among others. If the disruptions posed by COVID-19 and other potential pandemics continue for an extended period of time, our operating subsidiary’s ability to pursue our business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2024 and beyond.

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since 7 October 2023. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; and (ii) our industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East. However, if the situation of these conflicts and/or other global concerns continues to worsen, leading to more significant disruptions, our operating subsidiary’s ability to pursue our business objectives may be materially and adversely affected. We will continue to closely monitor the evolving circumstances throughout 2024 and beyond to mitigate any potential impacts on our operations.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) advisory fees, brokerage commissions, due diligence service fees, handling income, introducing and referral income, investment management fee income and underwriting and placement income which are all recognized in accordance with ASC 606 and (ii) interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Six Months Ended September 30,
	2024		2023		2022
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advisory fees	$-	-	$321,558	42.8	$-	-
Brokerage commissions	151,452	21.5	158,209	21.1	351,139	29.8
Brokerage commissions-related parties	11,922	1.7	1,180	0.2	71,187	6.0
Due diligence service fees	39,698	5.6	-	-	-	-
Handling income	44,480	6.3	43,516	5.8	18,123	1.5
Handling income-related parties	-	-	2,057	0.3	-	-
Introducing and referral income	329,534	46.8	159,129	21.2	224,865	19.1
Investment management fee income	7,826	1.1	-	-	18,658	1.6
Investment management fee income – related party	-	-	-	-	2,088	0.2
Underwriting and placement income	82,251	11.7	39,765	5.3	414,657	35.1
Interest income and others	35,157	5.0	24,141	3.2	73,643	6.2
Interest income and others-related parties	2,019	0.3	1,071	0.1	5,742	0.5
Total revenues	$704,339	100.0	$750,626	100.0	$1,180,102	100.0

Advisory fees

We derive the majority of our advisory fees by rendering investment research and financial-related advisory services to our customers in return for a fixed monthly charge identified in the contracts. The fee structures are negotiated on a case by case basis and vary depending on the type of customer and nature of services rendered. Advisory fees accounted for nil, 42.8%, nil, of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. The following tables present the key operating data for brokerage commissions for the periods presented:

	For the Six Months Ended September 30, 2024
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$128,581	$2,010	$130,591
exchanges in the United States	22,871	9,912	32,783
	$151,452	$11,922	$163,374

Trading volumes related to
exchange in Hong Kong	$50,649,634	$3,152,445	$53,802,079
exchanges in the United States	11,604,823	18,922,111	30,526,934
	$62,254,457	$22,074,556	$84,329,013

Weighted average commission rates related to(1)
exchange in Hong Kong	0.25%	0.06%	0.24%
exchanges in the United States	0.20%	0.05%	0.11%

Number of active accounts related to(2)
exchange in Hong Kong	192	1	193
exchanges in the United States	16	3	19

	For the Six Months Ended September 30, 2023
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$155,579	$302	$155,881
exchanges in the United States	2,630	878	3,508
	$158,209	$1,180	$159,389

Trading volumes related to
exchange in Hong Kong	$70,997,273	$390,065	$71,387,338
exchanges in the United States	1,641,259	1,503,463	3,144,722
	$72,638,532	$1,893,528	$74,532,060

Weighted average commission rates related to(1)
exchange in Hong Kong	0.22%	0.08%	0.22%
exchanges in the United States	0.16%	0.06%	0.11%

Number of active accounts related to(2)
exchange in Hong Kong	126	3	129
exchanges in the United States	110	3	113

	For the Six Months Ended September 30, 2022
	Third parties	Related parties	Total
Brokerage commissions related to
exchange in Hong Kong	$73,673	10,752	$84,425
exchanges in the United States	247,480	60,435	307,915
other exchanges	29,986	-	29,986
	$351,139	71,187	$422,326

Trading volumes related to
exchange in Hong Kong	$45,320,137	11,933,228	$57,253,365
exchanges in the United States	51,501,231	111,370,135	162,871,366
other exchanges	962,663	-	962,663
	$97,784,031	123,303,363	$221,087,394

Weighted average commission rates related to(1)
exchange in Hong Kong	0.16%	0.09%	0.15%
exchanges in the United States	0.48%	0.05%	0.19%
other exchanges	3.11%	-	3.11%

Number of active accounts related to(2)
exchange in Hong Kong	139	6	145
exchanges in the United States	244	7	251
other exchanges	27	-	27

(1)	Weighted average commission rates are derived from our brokerage commission based on the related trading volume.
(2)	Active accounts are those accounts recorded at least one trading activity, for purchase and/or sale of securities, during the related periods.

When a customer executes a securities trading transaction with us, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. For the six months ended September 30, 2024, 2023 and 2022, commissions from securities brokerage represented approximately 23.2%, 21.3% and 35.8% respectively, of our total revenues for the respective periods.

Due diligence service fees

We introduced a new due diligence service during the six months ended September 30, 2024. We engage in distinct due diligence service agreement with our customers for providing them with due diligence report in return for a one-time fixed due diligence service fee. Due diligence service fees accounted for 5.6%, nil and nil of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Handling income

Handling income consisted of the followings:

	For the Six Months Ended September 30, 2024
	Third parties	Related parties	Total
Handling income on
custodian services	$13,463	$-	$13,463
dividend collection	31,017	-	31,017
Total handling income	$44,480	$-	$44,480

	For the Six Months Ended September 30, 2023
	Third parties	Related parties	Total
Handling income on
custodian services	$36,714	$2,056	$38,770
dividend collection	6,802	1	6,803
Total handling income	$43,516	$2,057	$45,573

	For the Six Months Ended September 30, 2022
	Third parties	Related parties	Total
Handling income on
custodian services	$13,413	$-	$13,413
dividend collection	4,710	-	4,710
Total handling income	$18,123	$-	$18,123

We charge the customers a fee for the ancillary services provided in association with our securities brokerage business, which are recognized when the services are rendered according to the relevant contracts.

Custodian services — Among all other services provided, we, through our Operating Subsidiaries, earn a fee by assisting our customers in transferring the physical shares they hold into Central Clearing and Settlement System (CCASS), a centralized electronic book-entry clearing and settlement system for transactions of securities listed in SEHK, for custodian purposes. We earn a fee based on a fixed rate of the value of shares in concern.

Dividend collection — When the securities held by our customers have any corporate action, we, through our Operating Subsidiaries, may act as the agent of our customers in processing and collecting the related dividends. We earn a fee based on a fixed rate of the amount of dividend in concern.

Handling income accounted for 6.3%, 6.1% and 1.5%, of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Introducing and referral income

We derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. We charge an introducing and referral income based on a fixed lump sum fee or a fixed monthly charge identified in the contract. Introducing and referral income accounted for 46.8%, 21.2% and 19.1% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Investment management fee income

We provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the periods ended indicated:

	For the Six Months Ended September 30,
	2024		2023		2022
	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues	Average net asset values of the funds	Revenues
Investment management fee income
Avia Investment SPC	$7,885,744	$7,826	$-	$-	$-	$-
Avia Trust Limited	$-	-	$-	-	$3,763,006	18,658
I Win Growth SPC – Fund 1 SP	$-	-	$-	-	$417,640	2,088
Total investment management fee income		$7,826		$-		$20,746

We charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. Investment management fee income accounted for 1.1%, nil and 1.8%, of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Underwriting and placement income

We provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. The following tables present key operating data for underwriting and placement income for the periods indicated:

	For the Six Months Ended September 30, 2024
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$82,251	$-	$82,251

Number of projects related to
equity shares	4	-	4

Relevant amounts related to(2)
equity shares	$7,261,182	$-	$7,261,182

Weighted average fee rates related to(3)
equity shares	1.13%	-	1.13%

	For the Six Months Ended September 30, 2023
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$39,765	$-	$39,765

Number of projects related to
equity shares	4	-	4

Relevant amounts related to(2)
equity shares	$3,957,810	$-	$3,957,810

Weighted average fee rates related to(3)
equity shares	1.00%	-	1.00%

	For the Six Months Ended September 30, 2022
	Exchange in Hong Kong	Exchanges in the United States	Total
Underwriting and placement income related to
equity shares	$96,340	$-	$96,340
bonds and other instruments(1)	-	-	318,317
	$96,340	$-	$414,657

Number of projects related to
equity shares	4	-	4
bonds and other instruments(1)	-	-	3
	4	-	7

Relevant amounts related to(2)
equity shares	$1,403,808	$-	$1,403,808
bonds and other instruments(1)	$-	$-	$9,283,969

Weighted average fee rates related to(3)
equity shares	6.86%	-	6.86%
bonds and other instruments(1)	-	-	3.43%

(1)	Bonds and other instruments were not listed in a specific exchange whereas the issuers of the bonds and other instruments were all located in Hong Kong.
(2)	Relevant amounts represent the higher of the committed underwriting amounts and actual placement amounts based on which our income is calculated or referenced.
(3)	Weighted average fee rates are derived from our underwriting and placement income based on the related relevant amounts.

We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 11.7%, 5.3% and 35.1% of total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Interest income and others

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies, which are not within the scope ASC 606.

	For the Six Months Ended September 30, 2024
	Third parties	Related parties	Total
Interests on bank deposits	$828	$-	$828
Interests on customers’ overdue	30,977	2,019	32,996
Sundry income	3,352	-	3,352
Total interest income and others	$35,157	$2,019	$37,176

	For the Six Months Ended September 30, 2023
	Third parties	Related parties	Total
Interests on bank deposits	$135	$-	$135
Interests on customers’ overdue	19,699	1,071	20,770
Sundry income	4,307	-	4,307
Total interest income and others	$24,141	$1,071	$25,212

	For the Six Months Ended September 30, 2022
	Third parties	Related parties	Total
Interests on bank deposits	$5	$-	$5
Interests on customers’ overdue	24,215	5,742	29,957
Government subsidies	47,660	-	47,660
Sundry income	1,763	-	1,763
Total interest income and others	$73,643	$5,742	$79,385

Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between us and our customers, we shall charge our customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the six months ended September 30, 2024, 2023 and 2022, interest income and others accounted for 5.3%, 3.3% and 6.7% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the Six Months Ended September 30,
	2024		2023		2022
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
Allowance for expected credit losses	$48,387	6.9	$-	-	$-	-
Brokerage, clearing and exchange fees	300,745	42.7	22,524	3.0	40,772	3.5
Communications and technology	693,453	98.4	65,586	8.7	62,117	5.3
Compensation and benefits	1,682,921	238.9	757,189	100.9	1,060,491	89.9
Depreciation	14,578	2.1	4,776	0.6	5,131	0.4
Loss on disposal of property and equipment	15,291	2.2	-	-	-	-
Occupancy costs	92,826	13.2	40,967	5.5	44,162	3.7
Professional fees	318,397	45.2	239,733	31.9	349,550	29.6
Travel and business development	740,263	105.1	314,890	42.0	135,176	11.5
Other administrative expenses	77,441	11.0	44,967	6.0	45,456	3.8
Total expenses	$3,984,302	565.7	$1,490,632	198.6	$1,742,855	147.7

Allowance for expected credit losses

Allowance for expected credit losses represent the movement of provision for expected credit loss. We measured provision for expected credit losses on receivables from customers, amounts due from related party and other assets using the current expected credit loss model under ASC 326, starting from April 1, 2023. The allowance for credit losses accounted for 6.9%, nil and nil of our total revenue for the six months ended September 30, 2024, 2023 and 2022, respectively.

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services, as well as referral fees, which are expensed as incurred. Brokerage, clearing and exchange fees accounted for 42.7%, 3.0% and 3.5% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Communications and technology

Communications and technology expenses mainly represent fees paid for the use of third party electronic trading systems and outsourced trading solution support services. Communications and technology expenses also include routine IT services and supplies incurred for our day to day administrative work. Communications and technology expenses accounted for 98.4%, 8.7% and 5.3% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Compensation and benefits

Compensation and benefits mainly represent the share based compensation expenses, together with salaries and contributions to the retirement benefit scheme. Compensation and benefits expenses accounted for 238.9%, 100.9% and 89.9% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, and leasehold improvements. Depreciation accounted for 2.1%, 0.6% and 0.4% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Loss on disposal of property and equipment

Loss on disposal of property and equipment represent the difference between the sales proceeds and the asset's carrying amount for the disposal of leasehold improvements associated with our old office. Loss on disposal of property and equipment accounted for 2.2%, nil and nil of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Occupancy costs

Occupancy costs are the rental expenses we incurred on the lease of our office premises, which accounted for 13.2%, 5.5% and 3.7% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 45.2%, 31.9% and 29.6% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Travel and business development

Travel and business development expenses include public relations and marketing expenditures, overseas and local travel, and other expenses incurred for the development of our business and expansion of our network. Travel and business development accounted for 105.1%, 42.0% and 11.5% of our total revenues for the six months ended September 30, 2024, 2023 and 2022, respectively.

Other administrative expenses

Other administrative expenses mainly consist of bank charges, company insurance fees and office expenses. Other administrative expenses accounted for 11.0%, 6.0% and 3.8% of our total revenues for the six months ended September 30, 2024, 2023 and 2022.

Income Tax

Our subsidiaries operating in Hong Kong are subjected to Hong Kong Profits Tax. For the six months ended September 30, 2024, 2023 and 2022, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2,000,000 (equivalent to US$256,118) and 16.5% on any assessable profits in excess of HK$2,000,000 (equivalent to US$256,118). For connected entities, as is the case of our Hong Kong subsidiaries, I Win Securities Limited, I Win Asset Management Limited and I Win Holdings Limited, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all our assessable profits, if any. For the six months ended September 30, 2024, 2023 and 2022, income tax accounted for 0.7%, 1.6% and nil of our total revenues, respectively.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods presented and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Six Months Ended September 30, 2024 Compared to Six Months Ended September 30, 2023

	For the Six Months Ended September 30,
	2024		2023		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%

Revenues:
Advisory fees	-	-	321,558	42.8	(321,558)	(100.0)
Brokerage commissions	151,452	21.5	158,209	21.1	(6,757)	(4.3)
Brokerage commissions-related parties	11,922	1.7	1,180	0.2	10,742	910.3
Due diligence service fees	39,698	5.6	-	-	39,698	100.0
Handling income	44,480	6.3	43,516	5.8	964	2.2
Handling income-related parties	-	-	2,057	0.3	(2,057)	(100.0)
Introducing and referral income	329,534	46.8	159,129	21.2	170,405	107.1
Investment management fee income	7,826	1.1	-	-	7,826	100.0
Underwriting and placement income	82,251	11.7	39,765	5.3	42,486	106.8
Interest income and others	35,157	5.0	24,141	3.2	11,016	45.6
Interest income and others-related parties	2,019	0.3	1,071	0.1	948	88.5
Total revenues	704,339	100.0	750,626	100.0	(46,287)	(6.2)

Expenses:
Allowance for expected credit losses	(48,387)	6.9	-	-	48,387	100.0
Brokerage, clearing and exchange fees	(300,745)	42.7	(22,524)	3.0	278,221	1235.2
Communications and technology	(693,453)	98.4	(65,586)	8.7	627,867	957.3
Compensation and benefits	(1,682,921)	238.9	(757,189)	100.9	925,732	122.3
Depreciation	(14,578)	2.1	(4,776)	0.6	9,802	205.2
Loss on disposal of property and equipment	(15,291)	2.2	-	-	15,291	100.0
Occupancy costs	(92,826)	13.2	(40,967)	5.5	51,859	126.6
Professional fees	(318,397)	45.2	(239,733)	31.9	78,664	32.8
Travel and business development	(740,263)	105.1	(314,890)	42.0	425,373	135.1
Other administrative expenses	(77,441)	11.0	(44,967)	6.0	32,474	72.2
Total expenses	(3,984,302)	565.7	(1,490,632)	198.6	2,493,670	167.3

Loss before income taxes	(3,279,963)	465.7	(740,006)	98.6	(2,539,957)	(343.2)
Income tax benefits (expenses)	5,238	0.7	(11,654)	1.6	16,892	145.0
Net loss	(3,274,725)	465.0	(751,660)	100.2	(2,523,065)	(335.7)

Revenues

Total revenues decreased by 6.2% from US$750,626 for the six months ended September 30, 2023 to US$704,339 for the six months ended September 30, 2024. The decrease was primarily due to a significant decline in our advisory fees, which was partially offset by increase in our due diligence service fees, introducing and referral income, underwriting and placement income and interest income and others.

Advisory fees – Advisory fees for the six months ended September 30, 2024 was nil, compared to US$321,558 for the six months ended September 30, 2023. The decrease was primarily because we did not engage in any investment advisory services during the six months ended September 30, 2024.

Brokerage commissions – Brokerage commissions increased by 2.5% from US$159,389 for the six months ended September 30, 2023 to US$163,374 for the six months ended September 30, 2024. This increase was primarily attributed to an increase in trading volumes on the exchanges in the United States during the six months ended September 30, 2024. Brokerage commissions related to exchanges in the United States increased by US$29,275 from US$3,508 for the six months ended September 30, 2023 to US$32,783 for the six months ended September 30, 2024. Despite the number of active accounts related to exchanges in the United States decreased from 113 for the six months ended September 30, 2023 to 19 for the six months ended September 30, 2024, the trading volumes of our securities brokerage activities related to exchanges in the United States increased significantly from US$3,144,722 for the six months ended September 30, 2023 to US$30,526,934 for the six months ended September 30, 2024. With the weighted average commission rates related to exchanges in the United States remaining at 0.11% for the six months ended September 30, 2024, and 2023, the increase in trade volumes on the exchanges in the United States drove an overall increase in brokerage commissions related to exchanges in the United States.

Meanwhile, brokerage commissions related to exchanges in Hong Kong decreased to US$130,591 for the six months ended September 30, 2024 from US$155,881 for the six months ended September 30, 2023. Despite the number of active account and weighted average commission rates increasing from 129 and 0.22%, respectively for the six months ended September 30, 2023 to 193 and 0.24%, respectively for the six months ended September 30, 2024, trading volumes related to exchanges in Hong Kong decreased from US$71,387,338 for the six months ended September 30, 2023 to US$53,802,079 for the six months ended September 30, 2024. With the increased participation in the United States market outweighing the decline in the Hong Kong market, overall brokerage commissions increased for the year ended September 30, 2024.

Due diligence service fees – Due diligence service fees increased from nil for the six months ended September 30, 2023, to US$39,698 for the six months ended September 30, 2024. During the six months ended September 30, 2024, to diversify our income, we introduced a new type of due diligence service. This initiative stemmed from identifying an opportunity to leverage our expertise to offer comprehensive due diligence services to our customers. For the six months ended September 30, 2024, we successfully onboarded 2 projects contributing to US$39,698 in due diligence service fees. In contrast, we did not offer these services for the six months ended September 30, 2023.

Handling income – Handling income remained largely stable with a slight decrease of US$1,093 from US$45,573 for the six months ended September 30, 2023 to US$44,480 for the six months ended September 30, 2024, primarily due to no significant changes in operation.

Introducing and referral income – Introducing and referral income increased significantly by 107.1% from US$159,129 for the six months ended September 30, 2023 to US$329,534 for the six months ended September 30, 2024, primarily due to a significant block trade transaction during the six months ending September 30, 2024, which contributed revenue of US$321,347. In contrast, the largest customer contribution for the six months ended September 30, 2023 was $148,412, with smaller transactions facilitated during that period.

Investment management fee income – Investment management fee income increased from nil for the six months ended September 30, 2023 to US$7,826 for the six months ended September 30, 2024. The increase was primarily due to the new engagement of a fund managed by us in September 2024 after the previous fund managed by us had been fully redeemed in February 2023. This income represented a management fee charged at 1.2% per annum of the net asset values of the fund we managed.

Underwriting and placement income – Underwriting and placement income increased significantly by 106.8% from US$39,765 for the six months ended September 30, 2023 to US$82,251 for the six months ended September 30, 2024, primarily due to an increase in the weighted average fee rate for the underwriting project during the six months ended September 30, 2024. While the number of projects engaged remained the same, two projects benefited from a higher commission rate of 1.50%. Consequently, the weighted average fee rate for the underwriting project increased from 1.00% for the six months ended September 30, 2023 to 1.13% for the six months ended September 30, 2024

In addition, deal sizes for equity shares increased from US$3,957,810 during the six months ended September 30, 2023, to US$7,261,182 during the six months ended September 30, 2024, respectively. This growth in deal sizes, as well as the increase in the weighted average commission fee, contributed to the rise in underwriting and placement income. As of September 30, 2024, all related projects were completed with no outstanding obligations.

Interest income and others – Interest income and others increased from US$25,212 for the six months ended September 30, 2023 to US$37,176 for the six months ended September 30, 2024. The increase was primarily due to a rise in interest from customers regarding overdue receivables arising from brokerage transactions, from $20,770 for the six months ended September 30, 2023 to US$32,996 for the six months ended September 30, 2024.

Expenses

Allowance for expected credit losses - Allowance for expected credit losses increased from nil for the six months ended September 30, 2023 to US$48,387 for the six months ended September 30, 2024. No allowance for expected credit losses was recorded for the six months ended September 30, 2023, as there was no impact over the initial adoption of current expected credit loss model. With change in the credit risk and economic conditions, allowance for expected credit losses increased for the six months ended September 30, 2024.

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees increased from US$22,524 for the six months ended September 30, 2023 to US$300,745 for the six months ended September 30, 2024. The increase was consistent with our increase in revenue from brokerage commissions and introducing and referral income. Brokerage, clearing and exchange fees on brokerage commissions increased from US$22,524 for the six months ended September 30, 2023 to US$34,396 for the six months ended September 30, 2024. In addition, brokerage, clearing and exchange fees on introducing and referral income increased from nil for the six months ended September 30, 2023 to US$266,349 for the six months ended September 30, 2024. The increase reflected a substantial payment to a third party as referral fee for the six months ended September 30, 2024.

Communications and technology – Communications and technology expenses sharply increased by 957.3% from US$65,586 for the six months ended September 30, 2023 to US$693,453 for the six months ended September 30, 2024. The increase was mainly due to our effort to enhance operational efficiency through subscriptions to financial community networks and advanced IT operation systems, which aided in streamlining our daily operations. In addition, we subscribed to an application with advanced machine learning and data analysis technique to assist us in delivering more accurate and reliable trading recommendations.

Compensation and benefits – Compensation and benefits expenses increased by 122.3% from US$757,189 for the six months ended September 30, 2023 to US$1,682,921 for the six months ended September 30, 2024. The increase was primarily attributable to share based compensation expenses of $835,967 recognized during the six months ended September 30, 2024, as well as an increase in the average number of staff from 13 in the six months ended September 30, 2023 to 18 in the six months ended September 30, 2024.

Depreciation – Depreciation expenses increased by 205.2% from US$4,776 for the six months ended September 30, 2023 to US$14,578 for the six months ended September 30, 2024 which was result from addition in property and equipment for new office during the six months ended September 30, 2024.

Loss on disposal of property and equipment - Loss on disposal of property and equipment for the six months ended September 30, 2024 was US$15,291, compared to nil for the six months ended September 30, 2023. The increase was due to the derecognition of leasehold improvements associated with the old office during the six months ended September 30, 2024 while no such expenses incurred during the six months ended September 30, 2023.

Occupancy costs – Occupancy costs increased by 126.6% from US$40,967 for the six months ended September 30, 2023 to US$92,826 for the six months ended September 30, 2024, primarily due to an increase in lease payments, building management fees and government rates as a result of moving into a new office premises.

Professional fees – Professional fees increased from US$239,733 for the six months ended September 30, 2023 to US$318,397 for the six months ended September 30, 2024. The increase in professional fees was primarily due to the Nasdaq Capital Market annual fees incurred following the completion of our initial public offering, as well as professional services and printing fees incurred related to post-listing activities.

Travel and business development – Travel and business development expenses increased significantly by 135.1% from US$314,890 for the six months ended September 30, 2023 to US$740,263 for the six months ended September 30, 2024. The increase was primarily driven by substantial public relations and marketing expenditures, reflecting our dedicated investment in a brand revitalization proposal and the planning of a comprehensive public relations strategy, indicating a strong commitment to enhancing brand image and expanding market visibility.

Other administrative expenses – Other administrative expenses increased from US$44,967 for the six months ended September 30, 2023 to US$77,441 for the six months ended September 30, 2024, primarily due to a rise in costs associated with office operations and company insurance premiums.

Loss before income taxes

We had a loss before income taxes of US$3,279,963 and US$740,006 for the six months ended September 30, 2024 and 2023, respectively. The significant increase in loss before income taxes was primarily driven by an increase in overall expenses. Investments in advanced IT systems, increased marketing expenses to drive operational efficiency and brand development, and higher brokerage, clearing, and exchange fees due to the growth in introducing and referral income, contributed to higher expenses during the six months ended September 30, 2024. Additionally, our compensation and benefits increased significantly with the share based compensation expenses, along with the increase in the average number of staff during the six months ended September 30, 2024. These factors collectively influenced our loss before income tax for the six months ended September 30, 2024.

Income tax benefits (expenses)

Income tax expense changed from US$11,654 for the six months ended September 30, 2023 to income tax benefits US$5,238 for the six months ended September 30, 2024. The change was primarily driven by an increase in deferred tax assets related to temporary differences in allowances for expected credit losses.

Net loss

As a result of the foregoing factors, net loss increased by 335.7% from US$751,660 for the six months ended September 30, 2023 to US$3,274,725 for the six months ended September 30, 2024.

Six Months Ended September 30, 2023 Compared to Six Months Ended September 30, 2022

	For the Six Months Ended September 30,
	2023		2022		Variance
	US$	% of total revenues	US$	% of total revenues	Amount	%

Revenues:
Advisory fees	321,558	42.8	-	-	321,558	100.0
Brokerage commissions	158,209	21.1	351,139	29.8	(192,930)	(54.9)
Brokerage commissions-related parties	1,180	0.2	71,187	6.0	(70,007)	(98.3)
Handling income	43,516	5.8	18,123	1.5	25,393	140.1
Handling income-related parties	2,057	0.3	-	-	2,057	100.0
Introducing and referral income	159,129	21.2	224,865	19.1	(65,736)	(29.2)
Investment management fee income	-	-	18,658	1.6	(18,658)	(100.0)
Investment management fee income-related parties	-	-	2,088	0.2	(2,088)	(100.0)
Underwriting and placement income	39,765	5.3	414,657	35.1	(374,892)	(90.4)
Interest income and others	24,141	3.2	73,643	6.2	(49,502)	(67.2)
Interest income and others-related parties	1,071	0.1	5,742	0.5	(4,671)	(81.3)
Total revenues	750,626	100.0	1,180,102	100.0	(429,476)	(36.4)

Expenses:
Brokerage, clearing and exchange fees	(22,524)	3.0	(40,772)	3.5	(18,248)	(44.8)
Communications and technology	(65,586)	8.7	(62,117)	5.3	3,469	5.6
Compensation and benefits	(757,189)	100.9	(1,060,491)	89.9	(303,302)	(28.6)
Depreciation	(4,776)	0.6	(5,131)	0.4	(355)	(6.9)
Occupancy costs	(40,967)	5.5	(44,162)	3.7	(3,195)	(7.2)
Professional fees	(239,733)	31.9	(349,550)	29.6	(109,817)	(31.4)
Travel and business development	(314,890)	42.0	(135,176)	11.5	179,714	132.9
Other administrative expenses	(44,967)	6.0	(45,456)	3.8	(489)	(1.1)
Total expenses	(1,490,632)	198.6	(1,742,855)	147.7	(252,223)	(14.5)

Loss before income taxes	(740,006)	98.6	(562,753)	47.7	(177,253)	(31.5)
Income tax (expenses) benefits	(11,654)	1.6	171	-	(11,825)	(6,915.2)
Net loss	(751,660)	100.2	(562,582)	47.7	(189,078)	(33.6)

Revenues

Total revenues decreased by 36.4% from US$1,180,102 for the six months ended September 30, 2022 to US$750,626 for the six months ended September 30, 2023. The decrease was primarily due to decrease in our brokerage commissions, introducing and referral income, investment management fee income, underwriting and placement income and interest income and others, and partially offset by the increase in our advisory fees and handling income.

Advisory fees – Advisory fee for the six months ended September 30, 2023 amounted to US$321,558, compared to nil for the six months ended September 30, 2022. The change was mainly due to the introduction of a new type of investment advisory service during the six months ended September 30, 2023.

Brokerage commissions – Brokerage commissions decreased significantly by 62.3% from US$422,326 for the six months ended September 30, 2022 to US$159,389 for the six months ended September 30, 2023. The decrease was mainly attributed to reduced demand for securities brokerage activities in the United States market, resulting in a drop in trading volume on the exchanges in the United States during the six months ended September 30, 2023. Brokerage commissions related to exchanges in the United States decreased by US$304,407 from US$307,915 for the six months ended September 30, 2022 to US$3,508 for the six months ended September 30, 2023. Our active accounts related to exchanges in the United States decreased by 55.0% to 113 during the six months ended September 30, 2023. In addition, trading volume of our securities brokerage activities related to exchanges in the United States decreased from US$162,871,366 for the six months ended September 30, 2022 to US$3,144,722 for the six months ended September 30, 2023. With less participation in the market in the United States and decline in trading volume, the weighted average commission rates related to exchanges in the United States decreased from 0.19% for the six months ended September 30, 2022 to 0.11% for the six months ended September 30, 2023.

Meanwhile, brokerage commissions related to exchanges in Hong Kong increased to US$155,881 for the six months ended September 30, 2023 from US$84,425 for the six months ended September 30, 2022. The increase was mainly due to the increase in weighted average commission rates related to exchanges in Hong Kong, with an increase from 0.15% for the six months ended September 30, 2022 to 0.22% for the six months ended September 30, 2023, together with an increase in trade volume by US$14,133,973 during the six months ended September 30, 2023. Though there was an increase in brokerage commissions for exchange in Hong Kong, we did not perform any engagement in other exchanges and overall brokerage commissions decreased due to our significant reduction in engagement in the United States market.

Handling income – Handling income increased from US$18,123 for the six months ended September 30, 2022 to US$45,573 for the six months ended September 30, 2023. The increase was mainly due to we are actively engaged in transferring the physical shares held by customer to CCASS for custodian services.

Introducing and referral income – Introducing and referral income decreased by 29.2% from US$224,865 for the six months ended September 30, 2022 to US$159,129 for the six months ended September 30, 2023, primarily due to the smaller transactions that we facilitated during the six months ended September 30, 2023. Specifically, during the six months ended September 30, 2022, we referred a block trade transaction to another financial institution for a revenue of US$189,813. During the six months ended September 30, 2023, we reduced our level of activities to smaller-scale transactions.

Investment management fee income – Investment management fee income decreased from US$20,746 for the six months ended September 30, 2022 to nil for the six months ended September 30, 2023 due to the full redemption of the fund managed by us in February 2023.

Underwriting and placement income – Underwriting and placement income decreased significantly by 90.4% from US$414,657 for the six months ended September 30, 2022 to US$39,765 for the six months ended September 30, 2023, primarily due to reduced engagements in underwriting and placement services during the six months ended September 30, 2023. For the six months ended September 30, 2023, we were only involved in 4 underwriting and placement projects, compared to 7 underwriting and placement projects during the six months ended September 30, 2022. The decrease is mainly due to the absence of any bonds or other similar projects during the six months ended September 30, 2023. In addition, there was a decrease in weighted average fee rate for equity shares between the six months ended September 30, 2023 and 2022, a result of receiving less fixed charges from projects that typically enjoyed higher commission rates. As of September 30, 2023, all related projects were completed with no outstanding obligations.

Interest income and others – Interest income and others decreased from US$79,385 for the six months ended September 30, 2022 to US$25,212 for the six months ended September 30, 2023. The decrease was attributable to the decrease in government subsidies, which were one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund amid the outbreak of COVID-19, from $47,660 for the six months ended September 30, 2022 to nil for the six months ended September 30, 2023.

Expenses

Brokerage, clearing and exchange fees – Brokerage, clearing and exchange fees decreased from US$40,772 for the six months ended September 30, 2022 to US$22,524 for the six months ended September 30, 2023. The decrease was consistent with our decrease in revenue with less cost incurred during the six months ended September 30, 2023.

Communications and technology – Communications and technology expenses remained largely stable with an increase of US$3,469 for the six months ended September 30, 2023 when compared to that for the six months ended September 30, 2022. This is because of the general pricing adjustments charged by the vendors between the periods.

Compensation and benefits – Compensation and benefits expenses decreased by 28.6% from US$1,060,491 for the six months ended September 30, 2022 to US$757,189 for the six months ended September 30, 2023. The decrease was mainly due to a reduction in the average number of staff from 18 in the six months ended September 30, 2022 to 13 in the six months ended September 30, 2023.

Depreciation – Depreciation expenses remained consistent for the six months ended September 30, 2023 as compared to that for the six months ended September 30, 2022 since we did not make significant investments in property and equipment during the six months ended September 30, 2023.

Occupancy costs – Occupancy costs decreased by US$3,195 to US$40,967 for the six months ended September 30, 2023 as compared to that for the six months ended September 30, 2022 since the cost saving in short term lease was offset by the increase in management fee and government rates during the six months ended September 30, 2023.

Professional fees – Professional fees decreased by 31.4% from US$349,550 for the six months ended September 30, 2022 to US$239,733 for the six months ended September 30, 2023. The sharp decrease was due to a reduction in fees previously associated with the set-up and annual charges related to a fund managed by us under our investment management business.

Travel and business development – Travel and business development expenses increased significantly by 132.9% from US$135,176 for the six months ended September 30, 2022 to US$314,890 for the six months ended September 30, 2023. The increase was a result of heightened activities in business development. With intensified efforts to expand and develop our business, the increased expenses indicate our strategic focus on expanding the business, pursuing new opportunities, and establishing a stronger market presence.

Other administrative expenses – Other administrative expenses remained steady with change from US$45,456 for the six months ended September 30, 2022 to US$44,967 for the six months ended September 30, 2023. The expenses were stable as there was no significant change in our operation.

Loss before income taxes

We had a loss before income taxes of US$740,006 and US$562,753 for the six months ended September 30, 2023 and 2022, respectively. The increase in loss before income taxes was largely contributed by a higher percentage decrease in revenue than the decrease in expenses under cost-saving measures during the six months ended September 30, 2023.

Income tax (expenses) benefits

Income tax benefits decreased from US$171 for the six months ended September 30, 2022 to income tax expenses of US$11,654 for the six months ended September 30, 2023. The change was primarily due to the increase in current tax expenses related to the profits generated by our subsidiary in Hong Kong as we have exhausted all available tax losses carried forward from previous years to offset against current year taxable profits.

Net loss

As a result of the foregoing factors, net loss increased by 33.6% from US$562,582 for the six months ended September 30, 2022 to US$751,660 for the six months ended September 30, 2023.

Liquidity and Capital Resources

Prior to our initial public offering on December 1, 2023, our principal sources of liquidity to finance our operating activities were from the financings provided by our related parties and major shareholders.

On December 1, 2023, we completed our initial public offering on the NASDAQ. In this offering, 2,500,000 ordinary shares were issued at a price of US$4 per share. In addition, we entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of US$4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of US$4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling US$11,500,000, before deducting underwriting discounts and offering expenses.

As of September 30, 2024, we had US$7,970,059 in cash and restricted cash, out of which US$7,308,883 was held in Hong Kong dollars, and the rest was held in U.S. dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of September 30, 2024 and March 31, 2024 and the actual amounts of capital maintained.

Capital requirements as of September 30, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$386,109	$1,193,207	$807,098	309%
I Win Asset Management Limited(1)	12,870	62,936	50,066	489%
Total	$398,979	$1,256,143	$857,164	315%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of September 30, 2024 reflects the position as submitted in its regulatory return as of June 2024.

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited(1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management is only required to file its regulatory returns in June and December of every year. The capital level presented above as of March 31, 2024 reflects the position as submitted in its regulatory return as of December 2023.

As of September 30, 2024 and March 31, 2024, all our Operating Subsidiaries were in compliance with their respective regulatory capital requirements. We consider ourselves having strong and adequate capital resources to carry out our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Six Months Ended September 30,
	2024	2023	2022
	US$	US$	US$
Net cash (used in) provided by operating activities	(809,604)	203,660	3,985,064
Net cash used in investing activity	(217,833)	-	(22,171)
Net cash (used in) provided by financing activities	-	(249,246)	628,281
Effect of exchange rates on cash and restricted cash	59,294	15,204	(19,109)
Net (decrease) increase in cash and restricted cash	(968,143)	(30,382)	4,572,065
Cash and restricted cash, beginning of period	8,938,202	6,317,200	7,842,802
Cash and restricted cash, end of period	7,970,059	6,286,818	12,414,867

Operating activities

Net cash used in operating activities for the six months ended September 30, 2024 was US$809,604, as compared to the net loss of US$3,274,725. The difference was primarily attributable to (i) a decrease of US$1,242,619 in other assets, which was attributed to the utilization of previous made advance payments for IT and marketing services delivered; (ii) share based compensation expenses of US$835,967; (iii) an increase of US$762,796 in receivables from customers and an increase of US$493,237 in payables to customers, which impacted by our customers’ fund allocation preferences of placing less cash with us in the designated accounts for their securities brokerage transactions; and (iv) an increase of US$325,055 in receivables from broker-dealers and clearing organizations and an increase of US$902,154 in payables to broker-dealers and clearing organizations, which were because there were more unsettled trades on trade-date basis related to exchange in Hong Kong and more cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities.

Net cash provided by operating activities for the six months ended September 30, 2023 was US$203,660, as compared to the net loss of US$751,660. The difference was primarily attributable to (i) a decrease of US$1,272,712 in receivables from customers and decrease of US$2,297,307 in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereby on September 30, 2023, our customers left less cash with us in the designated accounts for their securities brokerage transactions; and (ii) a decrease of US$4,222,005 in receivables from broker-dealers and clearing organizations and an decrease of US$1,990,199 in payables to broker-dealers and clearing organizations, which were because there were less unsettled trades on trade-date basis related to exchange in Hong Kong and less cash being placed near the year end date with our broker-dealers in relation to our customers’ securities dealing activities.

Net cash provided by operating activities for the six months ended September 30, 2022 was US$3,985,064, as compared to the net loss of US$562,582. The difference was primarily attributable to an increase of US$4,513,081 in payables to customers, which were significantly impacted by our customers’ fund allocation preferences on one specific date whereas on September 30, 2022, our customers left more cash with us in the designated accounts for their securities brokerage transactions.

Investing activities

Net cash used in investing activities for the six months ended September 30, 2024, 2023 and 2022 was US$217,833, nil and US$22,171, respectively, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash used in financing activities for the six months ended September 30, 2024 was nil due to no offering costs associated with the IPO incurred as we completed our IPO in December 2023 and there was no financing obtained from related parties.

Net cash used in financing activities for the six months ended September 30, 2023 was US$249,246. This was solely due to payment of offering costs related to IPO.

Net cash provided by financing activities for the six months ended September 30, 2022 was US$628,281. This was primarily due to deposit of US$795,187 received from a group of investors who were to subscribe for our ordinary shares. The balance was partially offset by payment of offering costs related to IPO of US$166,906.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong. As of September 30, 2024, US$7,970,059 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,352), and further increased to HK$800,000 (equivalent to $102,963) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, we perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables, securities we hold on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which under the contracts entered into between us and our customers, we are entitled to liquidate the security positions we hold on behalf of the particular customers in order to cover the receivable balances in case of default, we generally hold no collateral or security against other receivables. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of September 30, 2024 and March 31, 2024, the balances of allowance for expected credit losses were $56,354 and $7,668, respectively.

For the six months ended September 30, 2024, 2023 and 2022, most of our assets were located in Hong Kong. At the same time, we consider that we are exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended September 30, 2024, 2023 and 2022, customers who accounted for 10% or more of our revenues and their respective outstanding balances at period end dates, are presented as follows:

	For the six months ended September 30, 2024		As of September 30, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$321,348	46%	$75,423	4%

	For the six months ended September 30, 2023		As of September 30, 2023
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer B	$296,823	40%	$49,482	8%
Customer C	148,412	20%	-	-
Total:	$445,235	60%	$49,482	8%

	For the six months ended September 30, 2022		As of September 30, 2022
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer D	$227,852	19%	$-	-%
Customer E	200,683	17%	-	-
Total:	$428,535	36%	$-	-%

(b)	Major vendors

For the six months ended September 30, 2024, there was one vendor who accounted for 10% or more of our revenues. Cost of revenue of this vendor for the six months ended September 30, 2024 was $266,349 which represented approximately 38% of our total revenues for that period. For the six months ended September 30, 2023 and 2022, there was no vendor who accounted for 10% or more of our revenues.

(c)	Receivables

As of September 30, 2024, there were two counterparties whose receivables accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 31% and 16% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2024, there were three counterparties whose receivables accounted for 10% or more of our total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 39%, 30% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of September 30, 2024 and March 31, 2024, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rose by at 0.9% for the six months ended September 30, 2024 and 2023, and 1.8% for the six months ended September 30, 2023 and 2022. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Contractual obligations and Contingencies

In the normal course of our business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of the date of this Form 6-K, we did not have any loss contingencies which require to be recognized or disclosed in our unaudited condensed consolidated financial statements.

As of September 30, 2024, our contractual obligations were as follows:

	Less than 1 year	Between 1-2 years	Over 3 years	Total
Contractual obligations	US$	US$	US$	US$
Operating lease commitment	123,555	144,147	-	267,702

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events for the six months ended September 30, 2024, that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our unaudited condense consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, receivables from customers, receivables from broker-dealers and clearing organizations, payables to customers, payables to broker-dealers and clearing organizations, share based compensation expenses and income taxes, of which the details are set out in our unaudited condensed consolidated financial statements. You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

Receivables from broker-dealers and clearing organizations are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is our best estimate of the amount of probable credit losses in our existing receivables from broker-dealers and clearing organizations. We assess collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when we identify specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, we consider historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Under this accounting guidance, we measure credit losses on our receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2024 and March 31, 2024, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis and those not yet settled by customers on settlement dates; (ii) fee receivables related to advisory services, due diligence services, introducing and referral services, investment management services and underwriting and placement services provided.

Receivables from customers are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is our best estimate of the amount of probable credit losses in our existing receivables from customers. We assess collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, we consider historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Under this accounting guidance, we measure credit losses on our receivables from customers using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2024 and March 31, 2024, we provided allowance for expected credit losses of $55,554 and $6,641, respectively.

Share based compensation expenses

We use the fair value method of accounting for the share options granted to grantees to measure the cost services received in exchange for share based awards. We have selected the binominal option-pricing model as the most appropriate fair value method for our option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. We estimate the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. During the six months ended September 30, 2024, 2023 and 2022, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive loss in respect of our share based compensation expenses were US$835,967, nil and nil, respectively.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Valuation allowance against deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

As of September 30, 2024 and March 31, 2024, we had net operating loss carryforwards indefinitely of US$1,845,410 and US$1,300,259, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits. Due to the successive years of losses recognized by the Hong Kong subsidiaries, we are uncertain when these net operating losses can be utilized. As a result, we provided a 100% allowance on deferred tax assets on net operating losses of US$304,493 and US$214,543 related to the Hong Kong subsidiaries as of September 30, 2024 and March 31, 2024, respectively.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies”.